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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pluristem Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
72940R102
(CUSIP Number)
August 7, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	72940R102	Page	2	of	8

1	NAMES OF REPORTING PERSONS Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		695,652 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		695,652 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	695,652 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.5%(see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	72940R102	Page	3	of	8

1	NAMES OF REPORTING PERSONS Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		695,652 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		695,652 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	695,652 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.5%(see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC

CUSIP No.	72940R102	Page	4	of	8

1	NAMES OF REPORTING PERSONS Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		695,652 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		695,652 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	695,652 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.5%(see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Item 1.
     (a) Name of Issuer
Pluristem Therapeutics Inc. (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices
MATAM Advanced Technology Park
Building No. 20
Haifa, Israel 31905
Item 2.
     (a) Name of Person Filing
     (b) Address of Principal Business Office or, if none, Residence
     (c) Citizenship
This Schedule 13G is being filed on behalf of (i) Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire”), (ii) Downsview Capital, Inc., an Illinois corporation (“Downsview”), and (iii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with Cranshire and Downsview, the “Reporting Persons”).
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
The principal business office of all of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.
     (d) Title of Class of Securities
Common stock, par value $0.00001 per share, of the Issuer (the “Common Stock”)
     (e) CUSIP Number
72940R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
     (a) and (b):
As of August 7, 2008, each of the Reporting Persons may be deemed to beneficially own 695,652 shares of Common Stock held by Cranshire, and all such shares of Common Stock represent beneficial ownership of approximately 8.5% of the Common Stock, based on 8,142,002 shares of Common Stock issued and outstanding, as disclosed in the Form 424B5 Prospectus filed by the Issuer with the Securities and Exchange Commission on August 6, 2008. The foregoing excludes 347,826 shares of Common Stock issuable upon exercise of a warrant (the “Warrant”) held by Cranshire because the Warrant is not exercisable until one hundred and eighty one (181) days from the issuance date thereof (which was August 7, 2008) (and such Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise such Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.9% of the shares of Common Stock outstanding after giving effect to such exercise). Without such blocker provision (and assuming the Warrant is currently exercisable), each of the Reporting Persons would be deemed to beneficially own 1,043,478 shares of Common Stock.
As of August 14, 2008, each of the Reporting Persons may be deemed to beneficially own 619,863 shares of Common Stock held by Cranshire, and all such shares of Common Stock represent beneficial ownership of approximately 7.6% of the Common Stock, based on 8,142,002 shares of Common Stock issued and outstanding, as disclosed in the Form 424B5 Prospectus filed by the Issuer with the Securities and Exchange Commission on August 6, 2008. The foregoing excludes 347,826 shares of Common Stock issuable upon exercise of the Warrant held by Cranshire because the Warrant is not exercisable until one hundred and eighty one (181) days from the issuance date thereof (which was August 7, 2008) (and such Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise such Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.9% of the shares of Common Stock outstanding after giving effect to such exercise). Without such blocker provision (and assuming the Warrant is currently exercisable), each of the Reporting Persons would be deemed to beneficially own 967,689 shares of Common Stock.
     (c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote 695,652 (see Item 4) .

(iii)	Sole power to dispose or to direct the disposition of 0 .

(iv)	Shared power to dispose or to direct the disposition of 695,652 (see Item 4) .

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 14, 2008

CRANSHIRE CAPITAL, L.P.
By:	Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin

Exhibit 1
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: August 14, 2008

CRANSHIRE CAPITAL, L.P.
By:	Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin